150 Motor Parkway

Suite 401

Hauppauge, NY 11788

(631) 787-8455

February 22, 2022

Ms. Jenn Do

Division of Corporate Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference: Cannagistics, Inc.

Form 10-K for fiscal year ended July 31, 2021

Form 10-Q for the quarterly period of October 31, 2021

Filed: November 4,2021

File No. 0-55711

Dear Ms. Do:

We received your letter of February 11, 2022, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, Office of Life Sciences, which pertain to the Form 10-K and Form 10-Q, aforementioned, and we hereby submit the following responses to the numbered comments.

Form 10-Q for the quarterly period ended October 31, 2021

Management's Discussion and Analysis, page 4

Results of Operation for Three months Ended October 31, 2021 and 2020, page 11

1.	In future filings, including your amended Form 1-A, please explain the reason for the large increase in Consulting fees from $28,500 as of the three months ended October 31, 2020 to $584,979 as of the three months ended October 31, 2021.

The Company has included the reason for the large increase in Consulting Fees from $28,500 as of the three months ended October 31, 2020 to $584,979 as of the three months ended October 31, 2021 in the Results of Operations for the three months Ended October 31, 2021 and 2020, included in the amended Form 1-A filing of the Company. In addition, the Company will include the necessary explanation(s) in all future Results of Operation going forward.

This letter responds to all comments contained in your letter of February 11, 2022.

If you have any questions, please do not hesitate to call us.

Very truly yours,

/s/ James W. Zimbler

James W. Zimbler, Vice-President